July 11, 2019

Timothy Conte
Chief Executive Officer
Pacific Sports Exchange Inc.
25188 Marion Ave, Suite B108
Punta Gorda, Florida 33950

       Re: Pacific Sports Exchange Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 2, 2019
           File No. 333-230690

Dear Mr. Conte:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2019 letter.

Amendment No. 1 to Form S-1 Filed July 2, 2019

Certain Relationships and Related Party Transactions, page 28

1. We note your response to comment 12 and reissue the comment. Please provide the disclosure required by Item 404(a) of Regulation S-K for the stock purchase transaction with Brittney Conte or explain why it is not required. Refer to Item 404(d) of Regulation
       S-K.
 Timothy Conte
FirstName LastNameTimothy Conte
Pacific Sports Exchange Inc.
Comapany NamePacific Sports Exchange Inc.
July 11, 2019
Page 2
July 11, 2019 Page 2
FirstName LastName
Financial Statements
Notes to Financial Statements
General, page F-14

2. We reviewed your response to comment 14. Since you sell new and used golf and tennis equipment utilizing E-Bay and Alibaba as your primary marketing channels, we believe you should provide the following disclosures to meet the disclosure objectives of ASC
         606.
           Describe the nature of the business relationships with E-Bay and Alibaba and whether you recognize revenue on a gross or net basis;
           Explain how the timing of satisfaction of your performance obligations relates to the typical timing of payment;
           Disaggregate and disclose revenue recognized from contracts with customers into categories, such as new and used golf equipment and new and used tennis equipment; and
           The return policies of E-Bay and Alibaba and how you measure and report obligations for returns .
       You may contact Bill Thompson, Accounting Branch Chief, at (202)551-3344 if you have questions regarding the comment on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Lilyanna Peyser, Special Counsel, at
(202)551-3222 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Consumer
Products